                            Schedule 14A Information
                                 Proxy Statement
        Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant [   ]
Filed by a Party other than the Registrant [ X ]

Check the appropriate box:

      [   ]   Preliminary Proxy Statement
      [   ]   Confidential, for Use of the Commission Only (as permitted by Rule
              14a-6(e)(2))
      [   ]   Definitive Proxy Statement
      [   ]   Definitive Additional Materials
      [ X ]   Soliciting Material Pursuant to ss. 240.14a-11(c) or
              ss. 240.14a-12

                        Integrated Circuit Systems, Inc.
                         2435 Boulevard of the Generals
                                  P.O. Box 968
                           Valley Forge, Pennsylvania
                (Name of Registrant as Specified In Its Charter)

                               Stavro E. Prodromou
                                106 Quincy House
                                1801 Butler Pike
                        Conshohocken, Pennsylvania 19428
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of filing Fee (Check the appropriate box):
      [ X ]  No fee required.
      [   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
               and 0-11.
               1) Title of each class of securities to which transaction
                  applies:
               2) Aggregate number of securities to which transaction applies:
               3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
               4) Proposed maximum aggregate value of transaction:
               5) Total fee paid:
      [   ]   Fee paid previously with preliminary materials.
      [   ]   Check box if any part of the fee is offset as provided by
              Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
              1) Amount Previously Paid:
              2) Form, Schedule or Registration Statement No.:
              3) Filing Party:
                 Ehmann, Van Denbergh & Trainor, P.C.
                 Two Penn Center Plaza, Suite 725,
                 Philadelphia, Pennsylvania 19102
              4) Dated Filed:
                 January 21, 1999

For Immediate Release
Dr. Prodromou Announces Opposition to Management-Led Buyout of ICST

Offer of $21.25 called "well below fair value" by opposition slate for BOD

San Diego, CA --- January 20, 1999 --- Dr. Stav Prodromou announced today his opposition to the proposed management-led buyout of Integrated Circuit Systems, Inc. (NASDAQ: ICST) announced earlier today by the company.

In its announcement, Integrated Circuit Systems Inc. indicated that it had accepted a management buyout offer that is backed by Bain Capital Inc. and Bear, Stearns & Co. Inc., at a price of $21.25 per share. The company also announced that it had agreed to sell certain of its networking assets to 3Com (NASDAQ:
COMS) for $16 million in cash.

Dr. Prodromou noted that the company will have more than $5.50 per share in cash following the sale of assets to 3Com. Therefore, management's offer amounts to less than $16 per share net of cash. "This offer represents a value of about 10 or 11 times projected FY 1999 earnings, which is far below the current market valuation for similar fabless mixed signal chip companies," said Dr. Prodromou.

Dr. Prodromou added that he continues to receive strong shareholder support for his proxy solicitation to displace the current board. "This latest offer has actually given us another boost of proxies from dissatisfied shareholders who had previously voted for management, adding to our momentum" he added. "We urge all shareholders to vote against the current board of directors and for our slate of outstanding nominees, who are committed to maximizing share value."

Dr. Prodromou reminded shareholders who hold their shares in street name to please send their completed, signed and dated BLUE proxy in the pre-addressed envelopes to Proxy Services. Those shareholders that have already sent in a BLUE proxy card do not need to send it again; their vote has already been tallied. Shareholder who hold physical certificates are asked to immediately express mail their completed ballot to:

         Sandy Cantor,
         FCG, Inc. - 46th Floor
         30 Broad Street
         New York, NY 10004

If any shareholders have any questions, they should immediately call Sandy Cantor at FCG, toll free, at 1-888-385-2663. For additional information, visit Dr. Prodromou's web site: http://web68323.ntx.net.

For more information, please contact Dr. Stav Prodromou

sprodromou@peregrine-semi.com. tel. (619) 455-0660, fax (619) 455-0770

Visit the Web site of the Shareholders' Nominees http://web68323.ntx.net

Return Address

PROXY SERVICES

51 MERCEDES WAY

EDGEWOOD, NY  11717

 .Text

1/20/99

Fellow Shareholder,

Integrated Circuit Systems, Inc. (NASDAQ: ICST) announced today that it had accepted an offer of $21.25 per share from a management-led investment group. The company also announced that it intends to sell certain business properties to 3Com (NASDAQ: COMS). When it completes the announced $16M sale to COMS, the company will have total cash and equivalents of approximately $5.50 per share. This means that management's offer is in reality LESS THAN $16 per share! At a multiple of about 11x current year EPS, this offer is too low, and unfair to shareholders.


The Shareholders' Nominees for the board of directors are opposed to this latest effort by the current board and management to grab the company from shareholders at an unfair and unsatisfactory price. Our outstanding slate of nominees continues to strongly believe that the value of the company is far above this latest offer by the current board and management. Look at the qualifications of the Shareholders' Nominees:

         Dr. G. Wesley Patterson, CEO and Chairman of Chromatic Research, the pioneer and leader in media processor technology, and former Executive Vice President and Chief Operating Officer at Xilinx, Inc. (NASDAQ:
         XLNX).

         Mr. John W. White, retired VP and CIO of Compaq Computer (NYSE: CPQ), former VP of Texas Instruments (NYSE: TXN)

         Mr. Anthony J. Ley, Chairman of the Board, President and Chief Executive Officer, Harmonic Lightwaves, Inc. (NASDAQ: HLIT)

         Dr. Stav Prodromou, President and Chief Executive Officer of Peregrine Semiconductor Co. and former President and CEO of integrated Circuit Systems Inc. (NASDAQ: ICST)

As the new board of directors, we will be totally committed to maximizing your share value and restoring investor confidence in the management of your company.

Your Shareholders' Nominees are committed to:

         * Continue the growth and development of the Company for the benefit of all shareholders.

         * Accelerate new product growth to the levels demonstrated by ICST under my leadership.

         *  Immediately recruit a top notch CEO.

         *  Reinstate the 1.5M share buyback program.

         * Initiate aggressive program to improve investor and analyst relations.

         * Evaluate opportunities for sale or other alliances that are beneficial and fair to Shareholders.

         * Repeal the outside directors' consulting contracts and other perquisites that are not in the best interests of shareholders.

Please take a few minutes to vote your shares now. CALL ......


  Thank You,

 Dr. Stav Prodromou

        TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE COMPANY
                       ARE AVAILABLE TO ASSIST YOU NOW!!!

                                INSTRUCTIONS

1. Call Toll-Free 1-800-437-7699 between 8:00 a.m. and 12:00 midnight eastern time.

2. Tell the operator that you wish to send a collect ProxyGram to ID No. 8592, Dr. Stavro E. Prodromou in Opposition to Integrated Circuit Systems, Inc.

3.  State your name, address and telephone number.

4. State the bank or broker at which your shares are held and your control number as shown below:

         Name:
         Broker:
         Control number:
         Number of shares:



                        INTEGRATED CIRCUIT SYSTEMS, INC.

                      THIS PROXY IS SOLICITED ON BEHALF OF

                            Dr. Stavro E. Prodromou

The undersigned hereby appoints Stavro E. Prodromou, Ph.D. proxy with full authority to vote, as designated below, all shares of Stock which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Integrated Circuit Systems, Inc. to be held on December 30, 1998, or any adjournment thereof.

IMPORTANT: Please give name to operator exactly as your name is printed on this Mailgram. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized partner.

If instructions are not given in the spaces provided, the shares represented by this Proxy, duly executed, will be voted (i) AGAINST Management's Proposal for the election of directors; (ii) FOR the Shareholder's Nominees listed below in Proposal 2; (iii) AGAINST the Company's amendment to the 1997 Equity Compensation Plan; and (iv) FOR the ratification of KPMG Peat Marwick LLP as the Company's certified independent accountants for the fiscal year ending June 30, 1999.

1.  Against Management's Recommendation for Persons to serve as


Directors of the Company.

    (  ) AGAINST                  (  ) FOR                  (  ) WITHHOLD
         Management's                  Management'               AUTHORITY to
         Nominees (except as           Nominees (except          vote for all
         marked below)                 as marked below)          nominees

To withhold authority to vote for any individual nominee, give that nominee's name to the operator.

2. Election of Shareholder's Nominees as DIRECTORS for a term expiring in 1999: Stavro E. Prodromou, John W. White,
    Anthony J. Ley, G. Wesley Patterson.

    (  ) FOR all nominees                      (  ) WITHHOLD AUTHORITY to
        (except as marked to the                   vote for all nominees
        contrary below)

    To withhold authority to vote for any individual nominee, give that nominee's name to the operator.

3.  AGAINST Management's proposal to Amend the 1997 Equity Compensation Plan.

    (  ) AGAINST Management's     (  ) FOR Management's     (  ) ABSTAIN
         Proposal                      Proposal

4. FOR the ratification of KPMG Peat Marwick, LLP, as the Company's certified independent accountants for fiscal year ending June 30, 1999.

    (  ) FOR                      (  ) AGAINST              (  ) ABSTAIN

5. To vote for such other matters as may properly come before the meeting as the Proxy believes in the best intent of the Company and the Shareholders.

    (  ) FOR                      (  ) AGAINST              (  ) ABSTAIN